Filed by: FACT II Acquisition Corp.

This communication is filed pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: FACT II Acquisition Corp.

Commission File Number: 001-42421

Date: May 19, 2026

The following press release was made available on May 19, 2026.

Precision Aerospace & Defense Group, Inc. and FACT II Acquisition Corp. File Amended Registration Statement on Form S-4 in Connection with Proposed Business Combination

Overland Park, KS and New York, NY, May 19, 2026 -- Precision Aerospace & Defense Group, Inc. (“PAD”), a high-growth aerospace & defense engineering and manufacturing company, and FACT II Acquisition Corp. (“FACT”) (NASDAQ: FACT), a special purpose acquisition company, today announced that they have publicly filed an amended registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”) in connection with their proposed business combination (the “Business Combination”).

The amended filing includes updated financial information and additional material information related to the proposed transaction announced on December 1, 2025.

Transaction Update

PAD continues to demonstrate operational momentum across its aerospace and defense platform, reinforcing the company’s positioning and long-term growth outlook.

●	Backlog and demand: PAD has experienced increased backlog and obtained additional customers, reinforcing confidence in demand across its end markets.

●	Investor Day in New York : PAD and FACT hosted an Investor Day on March 12, 2026, presenting market trends, business model details, strategic priorities and financial targets, with webcast and presentation materials made available through PAD’s investor page.

●	Non-destructive testing momentum tied to space programs: PAD highlighted its proprietary phased array processes and customized inspection solutions developed for a leading space exploration company and expanded its collaboration with other developing space companies.

●	Engineering & sustainment demand continues to build: PAD had notable engineering & sustainment backlog, driven by growth tied to GE Aerospace, Boeing and ProEnergy programs.

PAD has built a diversified platform spanning engineering & sustainment, precision manufacturing and advanced non-destructive testing, servicing aerospace, defense, commercial aviation and space customers through multiple AS9100 certified and ITAR registered U.S. facilities.

Upon closing of the proposed Business Combination, the combined company will be named Precision Aerospace & Defense Group, Inc., with its common stock and warrants anticipated to trade on the New York Stock Exchange. The proposed transaction remains subject to FACT shareholder approvals, applicable regulatory and listing approvals, and other customary closing conditions.

About Precision Aerospace & Defense Group, Inc.

Precision Aerospace & Defense Group, Inc. is a leading engineering and manufacturing solutions provider specializing in high-precision components, testing solutions, and sustainment services for the aerospace, defense, and space industries. PAD’s family of companies offers a vertically integrated platform with capabilities spanning advanced engineering design, reverse engineering and modernization of legacy systems, precision manufacturing and assembly, and non-destructive testing. Key end markets include military aerospace (sustainment of legacy aircraft and development of next-generation systems), commercial aviation, space launch and satellite infrastructure, and other defense platforms. PAD operates multiple AS9100-certified and ITAR-registered facilities across the United States, strategically located near major aerospace hubs and military installations. Founded in 2016 and headquartered in Overland Park, Kansas, PAD has grown rapidly through organic initiatives and a targeted acquisition strategy, building a blue-chip customer base of leading Primes, OEMs, tier 1 suppliers, and the U.S. Department of War. PAD’s mission is to deliver mission-critical solutions with uncompromising quality and reliability, enabling its customers to succeed in the most demanding environments.

About FACT II Acquisition Corp.

FACT II Acquisition Corp. is a special purpose acquisition company formed in 2024 for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses. Headquartered in New York, New York, FACT is led by Chief Executive Officer Adam Gishen, who, alongside FACT’s leadership team, has decades of experience in global finance, investor relations, and capital markets. In November 2024, FACT raised $175 million in gross proceeds in its initial public offering. FACT’s strategy is to identify opportunities where a combination of capital, talent and network will improve the customer experience and drive value for all stakeholders, which focuses on leveraging FACT’s management team to improve profitability and demonstrate growth across mature and emerging markets. FACT’s units, Class A ordinary shares, and warrants are listed on the Nasdaq Global Market (NASDAQ: FACTU, FACT, FACTW).

Additional Information and Where to Find It

This press release relates to the proposed Business Combination. FACT and PAD have filed a registration statement on Form S-4, as amended by Amendment Nos.1 and 2 (collectively, the “Registration Statement”) with the SEC in connection with the proposed Business Combination, which includes a preliminary proxy statement for the solicitation of FACT shareholder approval and a preliminary prospectus for the offer and sale of FACT securities in the proposed Business Combination, and other relevant documents with the SEC to be used at its extraordinary general meeting of shareholders to approve the proposed Business Combination. Promptly after the Registration Statement is declared effective, the proxy statement will be mailed to shareholders as of a record date to be established for voting on the proposed Business Combination. INVESTORS AND SECURITY HOLDERS OF FACT AND PAD ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Investors and security holders will be able to obtain free copies of the Registration Statement, proxy statement, prospectus and other documents containing important information about FACT and PAD as such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

FACT, PAD and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from FACT’s shareholders in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination are contained in the Registration Statement, which includes the preliminary proxy statement/prospectus pertaining to the proposed Business Combination, available at www.sec.gov.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of applicable U.S. securities laws.  Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements may include, but are not limited to: statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity and market share; expectations regarding PAD’s ability to execute its business model and the expected financial benefits of such model; PAD’s expectations concerning relationships with strategic partners, suppliers, governments, state-funded entities, regulatory bodies and other third parties; future ventures or investments in companies, products, services or technologies; the potential for PAD to increase in value; the satisfaction of the closing conditions of the proposed Business Combination and any other transaction related thereto; expectations relating to the proposed Business Combination and any other transaction related thereto; and the timing of the closing of the proposed Business Combination. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of PAD’s and FACT’s management and are not predictions of actual performance.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of PAD and FACT.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause PAD’s or FACT’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that PAD is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; PAD’s limited operating history; PAD’s expectations regarding future financial performance, capital requirements and unit economics; PAD’s expectations regarding the timing of the closing of current acquisition transactions and the performance, including expected backlog, of PAD’s acquisition targets, if such acquisitions are successfully consummated; PAD’s use and reporting of business and operational metrics; PAD’s competitive landscape; PAD’s dependence on members of its senior management and its ability to attract and retain qualified personnel; PAD’s concentration of revenue in contracts with government or state-funded entities; the potential need for additional future financing; PAD’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; PAD’s reliance on strategic partners and other third parties; PAD’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate as a public company; changes in market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed Business Combination or any other transaction related to the proposed Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions (such as any statements or enforcements or other actions relating to special purpose acquisition companies by the SEC) that could adversely affect the combined company or the expected benefits of the proposed Business Combination or any other transaction related to the proposed Business Combination; the risk that the approval of the shareholders of FACT or PAD or any other condition to the closing of the proposed Business Combination is not obtained; failure to realize the anticipated benefits of the proposed Business Combination or any other transaction related to the proposed Business Combination; risks relating to any legal proceedings that may be instituted against FACT, PAD, the combined company or others in connection with the proposed Business Combination; risks relating to the uncertainty of the projected financial information with respect to PAD and the combined company; the ability to meet stock exchange listing standards following the consummation of the proposed Business Combination; global economic and political conditions; the amount of redemption requests made by FACT’s public shareholders; and those factors discussed in documents that FACT has filed or will file with the SEC.

The foregoing list of factors is not exhaustive. Readers should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of documents filed by FACT from time to time with the SEC, including the Registration Statement, when available. Such filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements are not guarantees of future performance, and readers are cautioned not to place undue reliance on them. All forward-looking statements speak only as of the date of this press release. Neither PAD nor FACT undertakes any obligation to update or revise any forward-looking statements to reflect events, developments, or circumstances after the date hereof, except as required by applicable law.

Contacts

Precision Aerospace & Defense Group, Inc.:

Email: ir@padgrp.com

FACT II Acquisition Corp.:

Email: ir@freedomac2.com

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